Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 6 DATED NOVEMBER 20, 2014
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 1 dated August 25, 2014, supplement no. 2 dated September 8, 2014, supplement no. 3 dated September 22, 2014, supplement no. 4 dated October 14, 2014 and supplement no. 5 dated November 14, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	updated risk factors;

•	additional information with respect to our investment objectives and criteria; and

•	the probable acquisition of a resort in Myrtle Beach, South Carolina.
Risk Factors
The following risk factors supplement the risk factors appearing in the prospectus.
We will be dependent on the third-party managers of any hotels we may acquire.
In order to qualify as a REIT, we are not able to operate any hotel properties that we acquire or participate in the decisions affecting the daily operations of our hotels. We will lease any hotels we acquire to a taxable REIT subsidiary (“TRS”) in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, will control the daily operations of our hotels.
We depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We will not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.
We may have to make significant capital expenditures to maintain any hotels we may acquire.
Hotels have an ongoing need for renovations and other capital improvements, including replacements of furniture, fixtures and equipment. Generally, we will be responsible for the costs of these capital improvements, which gives rise to the following risks:

•	cost overruns and delays;

•	renovations can be disruptive to operations and can displace revenue at the hotels, including revenue lost while rooms under renovation are out of service;

•	the cost of funding renovations and the possibility that financing for these renovations may not be available on attractive terms; and

•	the risk that the return on our investment in these capital improvements will not be what we expect.
If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to obtain financing or use proceeds from this offering to fund future capital improvements.

General economic conditions and discretionary consumer spending may affect the hotels we acquire and lower the return on your investment.
The operations of our hotels will depend upon a number of factors relating to discretionary consumer spending. Unfavorable local, regional or national economic developments or uncertainties regarding future economic prospects as a result of terrorist attacks, military activity or natural disasters could reduce consumer spending in the markets in which we own hotels and adversely affect the operation of any hotels we may acquire. Consumer spending on luxury goods, travel and other leisure may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in expenditures on luxury goods, travel and other leisure activities. Certain of the classes of properties that we may acquire may be unable to maintain their profitability during periods of adverse economic conditions or low consumer confidence, which could in turn affect the ability of operators to make scheduled rent payments to us.
Seasonal revenue variations in any hotels we may acquire will require the operators of such assets to manage cash flow properly over time to meet their non-seasonal scheduled rent payments to us.
Certain of the hotels we may acquire may be seasonal in nature. For example, the typical beach season begins in early May and runs through August, during which time beach resorts generate the vast majority of their annual revenues. Revenues and profits at beach resorts and their related properties are substantially lower and historically result in losses during the winter months due to the weather. As a result of the seasonal nature of certain industries that may be conducted on properties we acquire, these businesses will experience seasonal variations in revenues that may require our operators to supplement revenue at their properties in order to be able to make scheduled rent payments to us. The failure of an operator or a tenant to manage its cash flow properly may result in such operator or tenant having insufficient cash on hand to make its scheduled payments to us during seasonally slow periods, which may adversely affect our cash available for distribution to stockholders.
Adverse weather conditions may affect operations of the hotels we may acquire or reduce our operators’ ability to make scheduled rent payments to us, which could reduce our cash flow from such investments.
Adverse weather conditions may influence revenues at the hotels we may acquire. These adverse weather conditions include heavy snowfall (or lack thereof), hurricanes, tropical storms, high winds, heat waves, frosts, drought (or merely reduced rainfall levels), excessive rain and floods. For example, adverse weather could reduce the number of people that visit hotels we acquire. Certain properties may be susceptible to damage from weather conditions such as hurricanes, which damage (including but not limited to property damage and loss of revenue) is not generally insurable at commercially reasonable rates. Poor weather conditions could also disrupt operations at hotels we acquire and may adversely affect both the value of our investment in a hotel and the ability of our tenants and operators to make their scheduled rent payments to us.
We may not have control over properties under construction.
We may acquire hotels under development, as well as hotels that require extensive renovation. If we acquire a hotel for development or renovation, we may be subject to the risk that we cannot control construction costs and the timing of completion of construction or a developer’s ability to build in conformity with plans, specifications and timetables.
We are subject to the risk of increased hotel operating expenses.
We are subject to the risk of increased hotel operating expenses, including, but not limited to, the following cost elements:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	employee liabilities;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	other operating expenses.
Any increases in one or more of these operating expenses could have a significant adverse impact on our results of operations, cash flows and financial position.
We are subject to the risk of potentially significant tax penalties in case our leases with our TRS do not qualify for tax purposes as arm’s length.
Any TRSs we form will incur taxes or accrue tax benefits consistent with a “C” corporation. If the leases between us and any of our TRSs were deemed by the IRS to not reflect arm’s length transactions for tax purposes, we may be subject to severe tax penalties as the lessor that will increase our lodging operating expenses and adversely impact our profitability and cash flows.

There may be operational limitations associated with management and franchise agreements affecting any hotels we may acquire and these limitations may prevent us from using these properties to their best advantage for our stockholders.
Our TRSs will lease and hold some of the hotels we may acquire and may enter into franchise or license agreements with nationally recognized hotel brands. These franchise agreements may contain specific standards for, and restrictions and limitations on, the operation and maintenance of any hotels we may acquire in order to maintain uniformity within the franchiser system. We expect that franchisors will periodically inspect our properties to ensure that we maintain their standards. We do not know whether those limitations may restrict our business plans tailored to each property and to each market.
The standards are subject to change over time, in some cases at the direction of the franchisor, and may restrict our TRS’s ability, as franchisee, to make improvements or modifications to a property without the consent of the franchisor. Conversely, as a condition to the maintenance of a franchise license, a franchisor could also require us to make capital expenditures, even if we do not believe the capital improvements are necessary, desirable, or likely to result in an acceptable return on our investment. Action or inaction on our part or by our TRS could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or termination of a franchise license.
In connection with terminating or changing the franchise affiliation of a property, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more lodging properties could materially and adversely affect our results of operations, financial condition and cash flows, including our ability to service debt and make distributions to our stockholders.
Investment Objectives and Criteria
The following information supplements the information appearing in the prospectus.
Hospitality Properties
We may also acquire hospitality properties that meet our opportunistic investment strategy. Such investments may include limited-service, extended-stay and full-service lodging facilities as well as all-inclusive resorts. We may acquire existing hospitality properties or properties under construction and development. We expect to acquire hospitality properties with high growth potential achievable through various strategies, such as brand repositioning, market-based recovery or improved management practices. If we acquire hotel properties, we will lease the hotel to a TRS in which we may own a 100% ownership interest. Our TRS will engage a third party in the business of operating hotels to manage the property.
Probable Real Estate Investment
Springmaid Beach Resort
On November 18, 2014, we, through a joint venture between our indirect wholly owned subsidiary and IC Myrtle Beach Holdings LLC (the “JV Partner”), entered into a purchase and sale agreement to acquire a 30-acre property, containing a 491-room hotel, a 36,000 square foot conference center, a 187-unit recreational vehicle campground and a 1,060-foot pier located at 3200 S. Ocean Boulevard, Myrtle Beach, South Carolina (the “Springmaid Beach Resort”). Neither the JV Partner nor the seller is affiliated with us or our advisor.  The contractual purchase price of the Springmaid Beach Resort is $40.0 million plus closing costs.
We own a 90% equity interest in the joint venture. We are the managing member of the joint venture in the manner set forth in the limited liability company agreement of the joint venture. Income, losses and distributions are generally allocated based on the members’ respective equity interests. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the joint venture, in proportion to our equity interests.
The joint venture intends to fund the acquisition of the Springmaid Beach Resort with funds contributed to the joint venture by its members and with proceeds from a mortgage loan. The joint venture is currently negotiating the terms of the mortgage loan. We intend to fund our contribution to the joint venture with proceeds from our now terminated private offering.
Pursuant to the purchase and sale agreement, the joint venture would be obligated to purchase the property only after satisfaction of agreed-upon closing conditions.  There can be no assurance that the joint venture will complete the acquisition. In some circumstances, if the joint venture fails to complete the acquisition, it may forfeit up to $1.0 million of earnest money.
If we complete this acquisition, the hotel will be leased to an indirect wholly owned subsidiary of the joint venture, as the lessee, under a separate hotel lease agreement between the lessee and the manager. We expect the lease will provide for annual base rent and percentage rent. The manager will be responsible for managing and supervising the daily operations of the hotel and for the collection of revenues for the benefit of the lessee.

The Springmaid Beach Resort’s primary hotel towers were built in 1992, 1995 and 2001.
The average occupancy rate for the Springmaid Beach Resort during each of the last five years is as follows:

Year	Average Occupancy Rate
2009	54.0%
2010	58.8%
2011	58.6%
2012	59.6%
2013	60.1%
The average daily rate (“ADR”) for the Springmaid Beach Resort during each of the last five years is as follows:

Year	ADR (1)
2009	$76.95
2010	$76.52
2011	$78.43
2012	$79.81
2013	$95.15
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(1) ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.
The average revenue per available room (“RevPAR”) for the Springmaid Beach Resort during each of the last five years is as follows:

Year	RevPAR (1)
2009	$41.55
2010	$44.97
2011	$45.93
2012	$47.58
2013	$57.21
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(1) RevPAR is room revenue divided by available rooms.
We believe that the Springmaid Beach Resort is suitable for its intended purpose and is adequately insured. We intend to make significant renovations or improvements to the Springmaid Beach Resort, including improvements to the rooms, meeting space and common areas and currently estimate these renovation and improvements to cost approximately $17.5 million. We expect to utilize debt financing and proceeds from both this offering and the now terminated private offering for these renovations. For federal income tax purposes, the cost of the Springmaid Beach Resort, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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